EXHIBIT 99.1

ELBIT IMAGING LTD. ANNOUNCES FIRST QUARTER RESULTS FOR 2015

Tel Aviv, Israel, May 28, 2015, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit"" or the "Company") announced today its results for the first quarter of 2015.

Three months ended March 31, 2015 compared to corresponding period in 2014

The Company’s loss for the three months period ended March 31, 2015 (“Q1 2015”) amounted to NIS 130 million (US$ 33 million), compared to a profit of NIS 1,474 million in the corresponding period in 2014. A significant part of the losses in Q1 2015 is attributed to exchange rate fluctuation (mainly the Euro against the NIS).  The gain in Q1 2014 is attributable to non-cash financial gain resulting from the Company’s unsecured debt restructuring in the amount of approximately NIS 1,609 million.

Consolidated revenues and gains for Q1 2015 amounted to NIS 67 million (US$ 17 million) compared to NIS 75 million in the corresponding period in 2014 (“Q1 2014”).

•	Revenues from hotels operation and management in Q1 2015 amounted to NIS 43 million (US$ 11 million) compared to NIS 44 million in Q1 2014.

•
Costs and expenses of hotels operation and management decreased in Q1 2015 to NIS 40 million (US$ 10 million) compared to NIS 42 million in Q1 2014. The decrease resulted from the decrease in the revenue as mentioned above.

•
Rental income from commercial centers decreased in Q1 2015 to NIS 25 million (US$ 6 million) compared to NIS 31 million in Q1 2014. The decrease is mainly attributable to the decrease in income from Kragujevac commercial center which was sold in Q3 2014 offset by an increase in income from Plaza's operational commercial centers in Poland and Latvia.

•	Cost of commercial centers decreased in Q1 2015 to NIS 18 million (US$ 5 million) compared to NIS 25 million in Q1 2014. The decrease resulted from the decrease in income as mentioned above.

•
General and administrative expenses amounted to NIS 4 million (US$ 1 million) in Q1 2015 compared to NIS 10 million in Q1 2014. The decrease in mainly attributable to efficiency measures taken by the Company reducing the general and administrative costs in the Company’s headquarters, as well as  decrease in the  Company's arrangement costs which were included in Q1 2014.

•
Share in losses of associates, net amounted to NIS 14 million (US$ 4 million) in Q1 2015 compared to NIS 6 million in Q1 2014. The losses in Q1 2015 are mainly attributable to losses of InSightec which is an associate of the Company.

•
Financial gain from debt restructuring amount to nil in Q1 2015 compared to NIS 1,609 million in Q1 2014. The gain in Q1 2014 is attributed to the consummation of the debt restructuring in February  2014

•
Financial expenses, net increased in Q1 2015 to NIS 124 million (US$ 31 million) compared to financial expenses, net of NIS 109 million in Q1 2014. The increase of NIS 15 million is mainly attributable to the following:

o
An increase in the amount of NIS 76 million (US$ 19 million) in exchange rate losses mainly attributable to fluctuation in the exchange rate between the EURO and NIS (9.5%) with respect to PC’s debentures issued in NIS; Offset by:

o
A decrease in the amount of NIS 47 million (US$ 12 million) in non-cash expenses, as a result of changes in fair value of PC’s debentures which were measured at fair value through profit and loss in Q1 2014 and are measured at amortized cost in Q1 2015; and.

o
A decrease in interest expenses in the amount of NIS 8 million (US$ 2 million) mainly attributable to (i) a decrease in the interest on the Company’s debentures of NIS 20 million (US$ 5 million) due to the debt restructuring which was consummated during Q1 2014 offset by (ii) an increase of NIS 12 million (US$ 3 million) in the interest expenses of PC’s debentures due to high effective interest rate.

A decrease in expenses of NIS 6 million (US$ 1.5 million) attributed  to a decrease in  the Israeli consumer price index to which  PC’s notes are linked to (-1.6% in Q1 2015, compared to -0.68% in Q1 2014).

•	Other expenses, net in Q1 2015 amounted to NIS 2 million (US$ 0.5 million) compared to NIS 10 million in Q1 2014. The decrease is mainly due to decrease in initiation expenses.

•	Loss before tax expenses amounted to NIS 134 million (US$ 34 million) in Q1 2015 compared to a profit of NIS 1,482 million in Q1 2014.

•	Tax expenses amounted to NIS 2 million (US$ 0.5 million) in Q1 2015 compared to of NIS 8 million in Q1 2014.

•	Loss from continuing operations amounted to NIS 137 million (US$ 423 million) in Q1 2015 compared to a profit of NIS 1,475 million in Q1 2014.

•
Profit from discontinued operations, net, amounted to NIS 7 million (US$ 2 million) in Q1 2015 compared to a loss in the amount of NIS 0.7 million in Q1 2014. The profit in Q1 2015 is mainly attributed to the Company’s fashion retail operations which were sold during Q1 2015, and accordingly reclassified as discontinued operations.

•
Loss for Q1 2015 amounted to NIS 130 million (US$ 33 million) (out of which NIS 83 million is attributed to the equity holders of the Company) compared to a profit of NIS 1,474 million in the corresponding period in 2014 (out of which NIS 1,500 million is attributed to the equity holders of the Company).

•
Shareholders' equity as of March 31, 2015 amounted to NIS 459 million ($ 115 million) (out of which Shareholders' equity in the amount of NIS 113 million ($ 28 million) is attributed to the controlling interest). The decrease in the shareholder’s equity results mainly from the loss for the period which is mainly attributed to exchange rate expenses of NIS 80 million as a result of the devaluation of the Euro against the NIS (9.5%). In addition, the fluctuation in the Exchange rate of the Euro and the Romanian Lei against the NIS caused a negative foreign currency translation reserve of NIS 62 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial Centers - Initiation, construction and sale of shopping centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, we operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential units or plots designated for residential, located primarily in India;

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” "would," “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact:
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048
ron@elbitimaging.com

ELBIT IMAGING LTD.
CONSOLIDATED BALANCE SHEETS

	March 31	December 31	March 31
	2 0 1 5	2 0 1 4	2 0 1 5
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	307,682	323,182	77,307
Short-term deposits and investments	55,681	47,967	13,990
Trade accounts receivables	23,139	24,067	5,814
Other receivables	21,874	27,217	5,496
Inventories	2,591	2,803	651
Trading property	164,836	-	41,416
	575,803	425,236	144,674
Assets related to discontinued operation	7,163	63,466	1,800
	582,966	488,702	146,474

Non-Current Assets
Trading property	1,566,482	1,875,937	393,588
Deposits, loans and other long-term balances	20,774	27,226	5,220
Investments in associates	331,500	349,537	83,291
Property, plant and equipment	837,032	919,911	210,309
	2,755,788	3,172,611	692,408

	3,338,754	3,661,313	838,882

Current Liabilities

Short-term credits	274,276	207,193	68,914
Suppliers and service providers	20,850	22,288	5,239
Payables and other credit balances	183,805	99,162	46,180
	478,931	328,643	120,333
Liabilities related to discontinued operation	3,556	30,342	894
	482,487	358,985	121,227
Non-Current liabilities
Borrowings	2,253,356	2,425,503	566,170
Other liabilities	77,345	92,377	19,433
Deferred taxes	66,808	71,211	16,786
	2,397,509	2,589,091	602,389
Shareholders' Equity (Deficiency)
Attributable to equity holders of the Company	113,191	231,979	28,440
Non-controlling Interests	345,567	481,258	86,826
	458,758	713,237	115,266

	3,338,754	3,661,313	838,882

(*) Reclassified

ELBIT IMAGING LTD.
CONSOLIDATED INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
				Convenience translation
	(in NIS thousands)			US$'000

Revenues and gains
Revenues
Revenues from sale of commercial centers	-	-	201,571	-
Revenues from hotel operation and management	42,889	44,430	197,007	10,776
Total revenues	42,889	44,430	398,578	10,776

Gains and other
Gain from sale of investees	-	-	11,301	-
Rental income from Commercial centers	24,554	30,696	113,661	6,169
Total gains	24,554	30,696	124,962	6,169
Total revenues and gains	67,443	75,125	523,540	16,945

Expenses and losses
Commercial centers	17,954	24,709	291,864	4,511
Hotels operations and management	39,471	41,602	173,918	9,917
General and administrative expenses	4,204	9,560	39,785	1,056
Share in losses of associates, net	14,274	6,369	17,298	3,589
Financial gain from debt restructuring	-	(1,609,037)	(1,616,628)	-
Financial expenses, net	124,089	109,325	302,716	31,178
Write-down, charges and other expenses, net	1,904	10,162	531,042	479
	201,896	(1,407,310)	(260,005)	50,730

Profit (loss) before income taxes	(134,453)	1,482,435	783,545	(33,785)
Income tax expenses (tax benefit)	2,267	7,509	(2,287)	570
Profit (loss) from continuing operations	(136,720)	1,474,926	785,832	(34,355)
Profit (Loss) from discontinued operation, net	6,832	(689)	(1,475)	1,717
Profit (loss) for the period	(129,888)	1,474,237	784,357	(32,638)

Attributable to:
Equity holders of the Company	(83,072)	1,500,385	1,008,999	(20,875)
Non-controlling interest	(46,816)	(26,148)	(224,642)	(11,763)
	(129,888)	1,474,237	784,357	(32,638)

ELBIT IMAGING LTD.
CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

	Three months ended		Year ended	Three months ended
	March 31		December 31,	March 31
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
				Convenience translation
	(in NIS thousands)			US$'000

Profit (loss) for the period	(129,888)	1,474,237	784,357	(32,638)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(62,130)	27,886	24,262	(15,608)
Gain (loss) from cash flow hedge	(52)	(93)	702	(13)
Gain from available for sale investments	-	3,194	(11,329)	-
Reclassification adjustments relating to foreign operations disposed of in the year	-	-	-	-
	(62,182)	30,987	13,635	(15,621)
Items not to be reclassified to profit or loss in subsequent periods:
Adoption of the revaluation model -	-	-		-
Beginning of the year	-	-		-
Additions during the year	-	-	(79,393)	-
	-	-	(79,393)	-
Other Comprehensive income (loss)	(62,182)	30,987	(65,758)	(15,621)

Comprehensive income (loss)	(192,070)	1,505,225	718,599	(48,259)

Attributable to:
Equity holders of the Company	(119,105)	1,523,320	958,878	(29,926)
Non-controlling interest	(72,965)	(18,105)	(240,279)	(18,333)
	(192,070)	1,505,225	718,599	(48,259)

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves(*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2014	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)
Profit (loss) for the year	-	-	-	-	-	-	1,008,999	1,008,999	-	1,008,999	(224,642)	784,357
Other comprehensive income (loss)	-	-	(10,789)	(71,734)	-	21,710	10,692	(50,121)	-	(50,121)	(15,637)	(65,758)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Stock based compensation expenses	-	-	-	-	715	-	-	715	-	715	4,321	5,036
Treasury stock and old stock cancellation	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	(47,431)	-	-	-	-	(47,431)	-	(47,431)	131,443	84,012
Expiration and exercise of option	-	-	38,234	-	-	-	-	38,234	-	38,234	(38,234)	-

Balance - December 31, 2014	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237

Profit (loss) for the year	-	-	-	-	-	-	(83,072)	(83,072)	-	(83,072)	(46,816)	(129,888)
Other comprehensive income (loss)	-	-	(30)	(2,816)	-	(35,990)	2,816	(36,020)	-	(36,020)	(26,202)	(62,222)
Stock based compensation expenses	-	-	-	-	306	-	-	306	-	306	92	398
Transaction with non controlling interest	-	-	-	-	-	-	-		-	-	(62,767)	(62,767)

Balance - March 31, 2015	-	1,055,056	(201,878)	127,733	49,833	(770,166)	(147,385)	113,193	-	113,193	345,565	458,758

 (*)           includes transactions with non-controlling interest reserve and hedging reserve.

ELBIT IMAGING LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to share-holders of the company	Non-Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000

Balance - December 31, 2014	-	265,089	(50,716)	32,801	12,444	(184,466)	(16,861)	58,291		58,291	120,919	179,210

Profit (loss) for the year	-	-	-	-	-	-	(20,875)	(20,875)	-	(20,875)	(11,763)	(32,638)
Other comprehensive income (loss)	-	-	(10)	(708)	-	(9,043)	708	(9,053)	-	(9,053)	(6,582)	(15,635)
Stock based compensation expenses	-	-	-	-	77	-	-	77	-	77	23	100
Transaction with non controlling interest											(15,771)	(15,771)

Balance - March 31, 2015	-	265,089	(50,726)	32,093	12,521	(193,509)	(37,034)	28,440	-	28,440	86,826	115,266

(*)           includes transactions with non-controlling interest reserve and hedging reserve.